Mail Stop 0407

      August 8, 2005


Stephen W. Carnes
President
Signature Leisure, Inc.
100 Candace Drive
Suite 100
Maitland, FL  32751

	Re:	Signature Leisure, Inc.
		Registration Statement on Form SB-2
		Filed July 13, 2005, as amended
		File No. 333-126509

		Form 10-KSB for the year ended December 31, 2004
		Filed April 18, 2005

		Form 10-QSB for the quarter ended March 31, 2005
		Filed May 23, 2005
      File No. 0-49600

Dear Mr. Carnes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Prospectus Summary, page 1
1. Please revise to discuss very briefly, but in more definite and concrete terms the key aspects of your business. Your current disclosure is too vague. In this regard, please address the following:
* Clearly disclose how you generate revenue and the extent to which you are currently generating revenues from your products and services. For example, clarify what you mean by "reestablishing" your auto dealer operations. Do you have an operational dealership with inventory? To the extent that these products and services are not generating revenue, briefly disclose the steps you must take to make them operational.
* We note a press release dated July 6, 2005, prior to your filing of this registration statement, that you "entered into the information technology services industry and has begun servicing clients in Central Florida." Briefly describe this business and provide sufficient information so that investors can assess how material it is to your business. File this agreement as an exhibit.
* Disclose your revenues and net losses for the quarter ended
March
31, 2005 and for the year ended December 31, 2004. Please also disclose your accumulated deficit and total assets.

* We note your discussion of your auditor`s "going concern" opinion.
Please revise to quantify very briefly how much funding you will need to raise to operate in the next twelve months.

The Offering, page 2
2. Explain how you calculate the "lowest volume weighted average price." Further, revise to clarify, if true, that the 1% fee is a cash fee or discount that is retained by Katalyst Capital and that it does not represent additional shares issued to Katalyst Capital.
3. We note your disclosure in footnote 2 regarding the convertible debentures and the compensation debenture. We also note your disclosure in the liquidity and capital resources section regarding the "second promissory note" issued to Katalyst Capital in February
2005 and the promissory note issued to Katalyst Capital in December
2004. In your response letter, please identify all securities of Signature Leisure currently held by Katalyst Capital. File the relevant agreements relating to these securities (including the instruments defining the rights of the securities). Indicate in your response letter whether these securities are convertible or exercisable into other Signature Leisure securities and whether the conversion prices, exercise prices, or formulas are based on the market price of other Signature Leisure securities.
4. Please clarify that the sales of shares by Katalyst Capital will likely cause the market price of your common stock to decline, which will require you to issue increasing numbers of shares to Katalyst Capital. Please similarly clarify your risk factors entitled "Management Recognizes That We Must Raise Additional Financing . . .."
on page 6 and your risk factor entitled "Future Sales by Our Stockholders . . .", on page 9.
5. Tell us in your response letter how Spencer-Clarke, LLC facilitated the equity line agreement. Detail the role that Spencer-
Clarke, LLC played in bringing the parties together. Confirm that there are no affiliations among Spencer-Clarke, LLC, Katalyst Capital
Group, the company or any of its executives.
6. Please disclose that under Section 7.2(h) of your equity line agreement that the number of shares issuable to Katalyst Capital may not cause Katalyst Capital to own more than 9.9% of your outstanding shares. Revise your table on page 2 to reflect this limitation. For example, revise the net cash to Signature column to make clear that these amounts could be considerably less if Katalyst Capital retains a portion of the stock that it purchases from the company.
7. We note footnote (1) on page 3. Please revise the footnote to indicate that up to 163,398,693 shares your common stock may be issued (as opposed to will be issued) due the uncertainty surrounding the success of the offering. Carefully review the rest of your prospectus and make conforming changes elsewhere.

Risk Factors, page 6
8. Add a risk factor highlighting the terms of Mr. Carnes` employment agreement. Address the uncertainty on how the company`s obligations will be funded given the company`s precarious financial condition. In addition, we note that Mr. Carnes` Employment Agreement dated September 3, 2003 was executed on behalf of Signature Leisure by Mr.
Carnes. Discuss any potential conflict of interest concerns relating to the execution of his employment agreement.
9. Do not present risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosure. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. We note as illustrative examples the following:

* Future Acquisitions May Disrupt Our Business . . ., page 7
* We Are Subject to Price Volatility . . ., page 8
* We May Not be Able to Compete Effectively . . ., page 8
* We May Not be Able to Manage Growth . . ., page 8
* The Price You Pay in This Offering Will Fluctuate . . ., page 10

Signature Has Historically Lost Money . . ., page 6
10. Disclose how much funding you will need to raise in the next twelve months and disclose when you anticipate reaching profitability.

Management Recognizes That we Must Raise Additional Financing . .
..,
page 6
11. Please disclose that if Signature Leisure uses funds from the equity distribution agreement for acquisitions, Mr. Carnes will be entitled to receive $150,000 for each acquisition. Disclose, if true, that these bonus amounts would be funded from the equity line.

Our Common Stock May be Affected . . ., page 7
12. Please revise your heading to clarify how the low trading volume may affect your shareholders` ability to sell shares. Also, disclose in the text the average daily trading volume of your stock.
Please
combine your disclosure regarding price fluctuation with your risk factor regarding price volatility on page 8.

We Could Fail to Attract or Retain Key Personnel . . ., page 7
13. Move the risk factor to the beginning of this section. Revise your caption to disclose that you have and depend on one officer, Mr.
Carnes, and that Mr. Carnes is also the CEO of another publicly traded company and, therefore, does not devote all of his time to Signature Leisure. In the text, highlight the risks associated with your officer trying to develop the company`s various fledgling businesses and manage the reporting requirements of a public company while only working part-time. Also, disclose, if true, Mr. Carnes` lack of direct prior experience in operating the various businesses you intend to develop.

Existing Shareholders Will Experience Significant Dilution..., page 9

14. Delete the reference to "our net income per share could decrease in future periods" since the company has never had net income.

The Selling Stockholders Intend to Sell Their Shares . . ., page 9
15. We note that, under the terms of your equity distribution agreement, Katalyst Capital is permitted to sell shares corresponding to a particular advance before those shares have been delivered. Please disclose that Katalyst Capital can engage in short sales and cover the position with shares issued under your equity line of credit. In addition, please discuss what affect this will have on the market price of your common stock.
Our Common Stock May be Affected . . ., page 10
16. This risk factor merely repeats your risk factor regarding your limited trading volume on page 7. Please delete.

Our Common Stock is Deemed to be "Penny Stock" . . ., page 10
17. The risk you convey is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise.

We May Not be Able to Obtain . . ., page
18. Please disclose that even though Katalyst Capital may not hold more than 9.9% of your common stock at any one time, this restriction does not prevent Katalyst Capital from selling some of its holdings and then receiving additional shares.

Selling Stockholders . . ., page 13
19. Disclose the "Consultants and Others" and the shares that are being registered on their behalf. Disclose how those shares were acquired.

Use of Proceeds, page 15
20. Disclose any proceeds that Mr. Carnes will be receiving from the equity line from his accrued salary and bonuses.
21. Disclose more particularly how the proceeds will be used for business development, infrastructure and improvements and operating capital.
22. Please disclose the amount of proceeds that will be used to repay amounts owed under the convertible notes that you previously disclosed.
23. Please also list the placement agent fee as a use of proceeds in your table. In addition, please include the expenses you disclose on page 19. In this regard, do these amounts include the escrow agent fees disclosed under Section 12.4(a) of the standby equity distribution agreement? Please disclose all fees relating to the offering in the table.




Standby Equity Distribution Agreement, page 17
24. We note your statement that "[t]here are no other significant closing conditions to cash advances under the Equity Distribution Agreement." Confirm to us in your response letter that there are no other conditions to cash advances under the agreement or tell us in your response letter all other conditions to cash advances under the agreement.
25. We note the escrow agreement. Please explain to us the purpose of this agreement. Clarify what are the conditions for release of any funds to the company from escrow.

Plan of Distribution, page 19
26. Please disclose Katalyst Capital`s intentions regarding short selling and other hedging activity.

Management`s Discussion and Analysis . . ., page 20

Overview, page 20
27. Briefly describe how you generate revenue from Parker Productions. Also, please briefly describe the specific steps you intend to take and the anticipated timing "to begin working towards starting to rebuild the auto sales business . . ." Please also disclose when you anticipate you will generate revenue from your auto sales business and what "other business opportunities" you plan to pursue.

Results of Operations for the Three Months Ended March 31, 2005 .
.. .
, page 20

Revenues, page 20
28. Please clarify whether you generated any revenue from auto sales.

Cost of Sales, page 21
29. Explain why your cost of sales increased "primarily because of our lack of sales."

Expenses, page 21
30. Disclose how many employees you hired, their titles and for which of your businesses.

Results of Operations for the Year Ended December 31, 2004 . . ., page 21
31. Disclose what the $1,183,019 in general and administrative costs were in 2004. Disclosed who received the $714,100 in stock-based compensation.

Liquidity and Capital Resources, page 22
32. Please revise to begin with a brief overview describing your current financial situation, including the main categories of your present indebtedness. In the overview, state clearly whether or not your current assets are sufficient to meet your current liabilities and explain the significance to investors.
33. Clarify whether the note currently in default is secured. If so, indicate whether the lender has indicated any intention to foreclose on the note.
34. We note your disclosure regarding your equity distribution agreement, however, it is unclear whether this source of funding will be sufficient to meet your funding needs in the next twelve months.
Please generally revise to explain in greater concrete detail your specific plans to achieve profitability and to address your auditor`s going concern opinion. Also clarify for how long into the future you expect to incur significant operating losses. Disclose how much funding you will need to continue operations for the next twelve months and please disclose the sources of this funding. Provide greater detail about your definite plans for "equity or debt financing or credit facilities" or clearly state that you have none.
These are only examples, generally revise your Liquidity and Capital
Resources discussion and consider the guidance in Section IV of Securities Act Release No. 33-8350 (December 19, 2003).

Description of Business, page 25
35. Significantly revise this section to focus on providing a clear and concise description of your company. In this regard, please address the following:
* Clearly disclose the nature and extent of operations for your car dealership and modeling and event staffing operations. Disclose, if true, that the car dealership business currently does not generate any revenue and disclose the revenue you have generated from the model and event staffing business.

* Describe your arrangements with your independent contractors and how many you currently employ.
* Clearly discuss how you intend to develop each business. In this regard, discuss the steps needed to reach each point and the time frame and anticipated amount of funding needed to implement each stage.
* We note your disclosure that "[m]anagement intends to pursue and review other business opportunities . . ." Please clarify what these opportunities may be and provide the basis for having the ability to pursue other opportunities given your number of employees. Management, page 29

Employment Agreements, page 30
36. Please clarify how "each merger and/or acquisition and/or business unit start-up brought to Signature" is defined under the employment agreement so that investors understand the magnitude of the transaction that qualifies for this bonus amount. For example, is there a minimum value of a business to be acquired that is required to trigger this bonus payment? Please disclose the transactions that have qualified for the payment of this bonus and the value of those transactions.

Certain Relationships and Related Transactions, page 32
37. Please file all of your related party transaction agreements as exhibits.
38. Disclose the shareholder who loaned Signature $28,210 and the nature of the shareholder`s affiliation to Signature Leisure. Disclose whether this transaction is comparable to terms you could have received from an unaffiliated party.

How To Get More Information, page 35
39. Please note that the address of the Commission`s public reference room has changed to 100 F Street, NE, Washington, DC 20549. Please revise. Please also disclose that investors may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330.

Part II, page II-1

Recent Sales of Unregistered Securities, page II-1

2004, page II-2
40. Disclose the exemption from registration you relied upon for each issuance.
41. We note your disclosure regarding the 1,700,000 shares of your common stock issued "to consultants in exchange for business consulting services." Please disclose the names of these consultants and the services they provided.



Exhibits
42. Please review your Standby Equity Distribution Agreement and your
Escrow Agreement for drafting errors and refile (please attach blacklined copies with your response letter). For example, the placement agent is incorrectly identified as Newbridge Securities in the forefront of the Standby Equity Distribution Agreement. The references to the "Investor" and to the "Company" in Part 2.c of the
Escrow Agreement appear to be confused.
43. Explain to us the reference to "free trading shares" in Section
1.2 of the Standby Equity Distribution Agreement.

Form 10-KSB for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
44. Please revise your future periodic reports to comply with our
comments on your Form    SB-2.

Controls and Procedures, page 28
45. We note your disclosure that your officer`s evaluation "was conducted within 90 days prior to the filing of this report." Please note that filings after August 14, 2003 must comply with the
disclosure requirements of revised Item 307.   That is, you must
disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please confirm in your response letter that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K and your Form 10-Q for the quarter ended March 31, 2005. Please also revise your future filings accordingly.
46. We note your disclosure that your officer concluded that your disclosure controls and procedures were "effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please confirm to us in your response letter, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, in your future filings, you may simply state that your disclosure controls and procedures are effective.
47. We note your disclosure that "[t]here have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date the Principal Executive Officer and Principal Financial Officer completed their evaluation." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm in your response letter, if true, that there was no change in your internal control over financial reporting that occurred during your fourth quarter of
2004 and your first quarter ending March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also revise your future filings accordingly.


*    *    *    *

      Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Pappas, Staff Attorney, at (202) 551-
3378, or me at (202) 551-3810 with any other questions.

      Sincerely,


							Larry Spirgel
							Assistant Director

cc:	Clayton Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	(305) 358-7095 (fax)


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Mr. Stephen Carnes
Signature Leisure, Inc.
August 8, 2005
Page 11 of 11